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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10029591

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BGC FINANCIAL, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Seaport Plaza, 19th Floor
(No. and Street)

New York (City) New York (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Battaglia (212) 294-7898
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) New York (State) 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
MAR 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

AFFIRMATION

I, Thomas Battaglia, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to BGC Financial, L.P. (the Partnership) for the year ended December 31, 2009 are true and correct. I further affirm that neither the Partnership, nor any partner, nor principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public

BATYA KAUFMAN
Notary Public, State of New York
No. 01KA6134114
Qualified in Queens County
Commission Expires September 26, 2013

BGC FINANCIAL, L.P.

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York , New York 10036-6530

Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
BGC Financial, L.P.

We have audited the accompanying consolidated statement of financial condition of BGC Financial, L.P. (the "Partnership") as of December 31, 2009. The consolidated statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of BGC Financial, L.P. at December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2010

BGC Financial, L.P.

Consolidated Statement of Financial Condition

December 31, 2009
(In Thousands)

Assets	
Cash and cash equivalents	$ 65,443
Cash segregated under federal and other regulations	1,011
Securities owned	61
Accrued commissions receivable	9,072
Receivables from brokers, dealers and clearing organizations	139,813
Receivables from related parties	56,198
Loan receivables from employees	672
Fixed assets, net	247
Other assets	1,876
Total assets	$ 274,393
Liabilities and partners' capital	
Accrued compensation	$ 18,832
Payables to brokers, dealers and clearing organizations	130,672
Payables to related parties	7,681
Accounts payable, accrued and other liabilities	4,910
Total liabilities	162,095
Partners' capital	112,298
Total liabilities and partners' capital	$ 274,393

See notes to consolidated statement of financial condition.

BGC Financial, L.P.

Notes to Consolidated Statement of Financial Condition
December 31, 2009
(In Thousands)

1. General and Summary of Significant Accounting Policies

BGC Financial, L.P. (the "Partnership") is a U.S. registered broker-dealer with operations in New York, London and Tokyo. The Partnership is engaged in the inter-dealer brokering of various fixed income securities, repurchase agreements, credit derivatives, mortgage backed securities and asset backed swaps.

The Partnership is an indirectly owned subsidiary of BGC Partners, Inc. (collectively with their subsidiaries "BGC"), and Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor").

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the consolidated statement of financial condition. Management believes that the estimates utilized in preparing the consolidated statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this consolidated statement of financial condition.

Revenue Recognition

The Partnership derives its revenues primarily through commissions from brokerage services and the spread between the buy and sell price on matched principal transactions.

Commissions

Commission revenues are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and the related expenses are recognized on a trade date basis.

Principal Transactions

Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them

1. General and Summary of Significant Accounting Policies (continued)

to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security.

Principal transaction revenues and related expenses are recognized on a trade date basis. Positions held as part of a principal transaction are marked to market on a daily basis.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition, other than those used for trading purposes, to be cash equivalents.

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations represents funds received in connection with customer activities that the Partnership is obligated to segregate or set aside to comply with regulations mandated by the Financial Industry Regulatory Authority ("FINRA") that have been promulgated to protect customer assets.

Fixed Assets

Fixed assets are carried at cost net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, typically 3 to 5 years.

Securities Owned

Securities owned are comprised of positions held in connection with customer facilitation and liquidity trading. Securities owned are classified as trading and are marked to market daily based on current listed market prices or broker quotes.

Loan Receivables from Employees

Loan receivables from employees are advances on bonuses and salaries and other loan contracts that the Partnership may, from time to time, execute with employees. The Partnership expects to fully recover the other advances and loans as agreed under the contracts. As such, the Partnership does not have an allowance related to loan receivables from employees.

1. General and Summary of Significant Accounting Policies (continued)

Equity-Based Compensation

BGC provides awards to certain employees of the Partnership in the form of Restricted Equity Units ("REUs") in BGC. REUs entitle the employees to participate in quarterly distributions of BGC's income and to receive certain post-termination payments. REUs are accounted for under the Financial Accounting Standards Board ("FASB") guidance which requires that the Partnership record an expense for liability awards at fair value each reporting period.

Income Taxes

The Partnership is taxed as a U.S. partnership and is subject to the Unincorporated Business Tax ("UBT") in the City of New York. Therefore, the tax liability or benefit related to the Partnership's income or loss except for UBT rests with the partners, rather than the partnership entity. As such, the partner's liability or benefit is not reflected in the Partnership's consolidated statement of financial condition.

The Partnership has the ability to offset the tax attributes of its U.K. operations with those of its U.K. affiliates. The Partnership and certain related parties have an informal tax sharing arrangement which provides that the Partnership shall compute its income taxes on a separate entity basis, except that the benefit of income tax losses will be allocated to the Partnership to the extent such losses are utilized on the consolidated and combined income tax returns or by other affiliates.

Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Foreign Currencies

The functional currency for the Partnership's non-U.S. based operations is the U.S. dollar. Revenues and expenses of the Partnership's foreign operations are remeasured at the average rates of exchange for the period, and assets and liabilities are remeasured at end-of-month-rates of exchange.

1. General and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Assets
FASB issued guidance on fair value measurement defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

- Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

- Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Recently Adopted Accounting Pronouncements
In April 2009, the FASB issued guidance on *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.* This guidance provides additional guidance for estimating fair value, when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly. This guidance was effective for interim and annual reporting periods ending after

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

June 15, 2009, and shall be applied prospectively. This guidance was adopted by the Partnership as of the effective date and the adoption did not have a material effect on the Partnership's consolidated statement of financial condition.

In May 2009, the FASB issued guidance on *Subsequent Events* which establishes general standards for the disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This FASB guidance sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. 2) The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in the financial statements and 3) the disclosures that an entity should make about events that occurred after the balance sheet date. This FASB guidance is effective for interim and annual financial periods ending after June 15, 2009. The adoption of this FASB guidance did not have a material effect on the Partnership's consolidated statement of financial condition. See Note 11, Subsequent Events, for the required disclosures.

In August 2009, the FASB issued guidance on *Fair Value Measurements and Disclosures - Measuring Liabilities at Fair Value.* This guidance provides clarification in circumstances in which a quoted price in an active market for the identical liability is not available and provides valuation techniques to be utilized by the reporting entity. This guidance is effective for the first reporting period (including interim periods) beginning after issuance, August 28, 2009. The adoption of this FASB guidance did not have a material effect on the Partnership's consolidated statement of financial condition.

2. Accrued Commissions Receivable

Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative agency transactions. As of December 31, 2009, the accrued commissions receivable was $9,072.

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations primarily represent amounts due on undelivered securities and cash held at clearing organizations to facilitate

(In Thousands)

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations (Continued)

settlement and clearance of matched principal transactions, and spreads on matched principal transactions that have not yet been remitted from/to clearing organizations. Subsequent to December 31, 2009, the majority of undelivered securities have settled.

At December 31, 2009, receivables from and payables to brokers, dealers and clearing organizations consist of the following:

	Receivables	Payables
Fails to deliver	$128,390	$ -
Fails to receive	-	130,205
Deposits with clearing organizations	10,266	-
Other	1,157	467
	$139,813	$130,672

4. Related Party Transactions

Administrative Services Agreements

Cantor, BGC and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for occupancy of office space, utilization of fixed assets, accounting, operations, human resources, legal and technology services.

Additionally, under a separate agreement between the Partnership and BGC Brokers L.P. ("BGCB"), BGCB performs clearance and settlement services for the Partnership's emerging market fixed income securities.

Forgivable Loans

Forgivable loans issued in the U.S. are held by an affiliate, BGC Notes, LLC. The forgivable loans are recorded by BGC Notes at historical value and are amortized using the straight-line method over the term of the contract, which is generally three to four years.

4. Related Party Transactions (continued)

Forgivable loans issued outside of the U.S. are held by an affiliate, BGC Capital Markets, HK, The forgivable loans are recorded by BGC Capital Markets at historical value and are amortized using the straight-line method over the term of the contract, which is generally three or four years.

5. Fixed Assets

Fixed assets consisted of the following:

	December 31, 2009
Computer and communications equipment	$ 1,253
Other fixed assets	5
Total fixed assets	1,258
Less: accumulated depreciation	1,011
	$ 247

6. Securities Owned

The Partnership allows certain of its brokerage desks to enter into unmatched principal transactions in the ordinary course of business for the purpose of facilitating transactions, adding liquidity, improving customer satisfaction, increasing revenue opportunities, and attracting additional order flow. Securities owned as a result of unmatched principal transactions were $61 at December 31, 2009.

Securities owned consisted of the following (in thousands):

	December 31, 2009
Convertible bond	$ 61
Total	$ 61

6. Securities Owned (Continued)

As of December 31, 2009 all of the Partnership's securities owned were unencumbered. The following tables set forth by level within the fair value hierarchy financial assets at fair value under the guidance at December 31, 2009 (in thousands):

	Assets at Fair Value at December 31, 2009			
	Level 1	Level 2	Level 3	Total
Convertible bond	$ -	$ 61	$ -	$ 61
Total	$ -	$ 61	$ -	$ 61

(1) As required by FASB guidance, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. (See Note 1, General and Summary of Significant Accounting Policies, for further information on the fair value hierarchy.)

7. Employee Benefit Plans

Employees of the Partnership are eligible to participate in the BGC Partners, Inc. Deferral Plan for Employees (the "Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

8. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Partnership has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined; or the greater of $500 or 4% of the funds required to be segregated pursuant to the Commodity Exchange Act and regulations thereunder. At December 31, 2009, the Partnership had net capital of $26,448, which was $26,198 in excess of its required net capital. In addition, the Partnership's membership in the Fixed Income Clearing Corporation ("FICC") requires it to maintain minimum excess regulatory net capital of $10,000 and partners' capital of at least $25,000. At December 31, 2009, the Partnership had partners' capital of $112,298.

9. Financial Instruments and Off-Balance-Sheet Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, and institutional investors. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership.

The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

10. Commitments, Contingencies and Guarantees

Guarantee

The Partnership is a member of various securities clearing houses. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing house or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the consolidated statement of financial condition.

Legal Matters

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In some of these actions substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions or other relief.

10. Commitments, Contingencies and Guarantees (continued)

The outcome of such items cannot be determined with certainty, therefore the Partnership cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial position of the Partnership.

Since August 2009, 52 employees of subsidiaries of Tullett Prebon plc ("Tullett") have signed contracts for future employment with the Partnership and/or have started working for the Partnership. Many of these individuals were employees at will of Tullett's subsidiaries, although some of them had employment agreements with those subsidiaries. Certain of the employees with employment agreements commenced FINRA arbitrations against Tullett subsidiaries on the grounds that the Tullett subsidiaries breached those agreements and/or that certain restrictions in those agreements are unenforceable. In one of these arbitrations, certain employees of the Treasury Desk assert claims against Tullett Liberty Brokerage Inc. for, among other things, fraud, breach of contract, breach of the covenant of good faith and fair dealing, and declaratory judgment as a result of its repeated promising of, and failing to deliver, electronic support for their business (a development noted by certain stock analysts). In the other arbitration, certain employees who had sold their interest in Chapdelaine Corporate Brokers, Inc. to a Tullett subsidiary seek a determination that Tullett subsidiaries have fraudulently engaged in improper practices contrary to the sale agreement with the effect of depriving them of significant payments, as well as certain other matters.

On August 25, 2009, Tullett Liberty Securities LLC ("Tullett Liberty") informed the Partnership that it had filed a claim with FINRA dispute resolution (the "FINRA Claim") in New York, against the Partnership, one of the Partnership's officers, and certain persons formerly or currently employed by Tullett subsidiaries. In its statement of claim, Tullett Liberty alleged that the Partnership harmed Tullett Liberty's inter-dealer brokerage business by hiring 11 employees and causing 41 employees to give notice of their intent to terminate their agreements with Tullett Liberty and that the Partnership aided and abetted various alleged wrongs by the employees, engaged in unfair competition, misappropriated trade secrets and confidential information, tortiously interfered with contract and economic relationships, and violated FINRA Rules of Conduct. Tullett Liberty also alleged certain breaches of contract and duties of loyalty and fiduciary duties against the employees. The Partnership has generally agreed to indemnify the employees. Tullett Liberty is claiming compensatory and exemplary damages against the

10. Commitments, Contingencies and Guarantees (continued)

Partnership and the employees in the amount of approximately $500 million. Tullett Liberty also seeks costs and permanent injunctions against the defendants. Tullett Liberty has requested that FINRA consolidate the FINRA Claim with the FINRA arbitrations brought by the individual brokers and has advised that it will shortly serve an amended Statement of Claim in the FINRA Claim.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Risk and Uncertainties

The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

11. Subsequent Events

The Partnership has evaluated subsequent events through February 25, 2010, the date on which this consolidated statement of financial condition is being issued.

Ernst & Young LLP

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CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

BGC Financial, L.P.
December 31, 2009
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

BGC FINANCIAL, L.P.
(SEC ID. No. 8-39012)
(NFA ID No. 0257116)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

BGC Financial, L.P.
December 31, 2009
with Report of Independent Registered Public Accounting Firm